Exhibit 99.1

mF International Limited Announces Pricing of Initial Public Offering

Hong Kong, April 19, 2024 — mF International Limited (the “Company” or “mF International”), a Hong Kong-based experienced financial trading solution provider, today announced the pricing of its initial public offering (the “Offering”) of 1,666,667 ordinary shares at a public offering price of $4.5 per ordinary share. The ordinary shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on April 22, 2024 under the ticker symbol “MFI.”

The Company expects to receive aggregate gross proceeds of $7,500,001.5 from the Offering, before deducting underwriting discounts and other related expenses. The Offering is expected to close on or about April 24, 2024, subject to the satisfaction of customary closing conditions. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 250,000 ordinary shares at the public offering price, less underwriting discounts.

Proceeds from the Offering will be used for expanding service capacity and general working capital.

The Offering is being conducted on a firm commitment basis. Joseph Stone Capital, LLC is acting as the underwriter for the Offering. Hunter Taubman Fischer & Li LLC is acting as U.S. securities counsel to the Company, and Pryor Cashman LLP is acting as U.S. counsel to Joseph Stone Capital, LLC in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-274158), as amended, and was declared effective by the SEC on March 29, 2024, and a registration statement filed pursuant to Rule 462(b) (File No. 333-278826), which increased the number of registered shares from 1,794,000 to 1,916,667, became effective upon filing with the SEC. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering, when available, may be obtained from Joseph Stone Capital, LLC, 29 Broadway, #1800, New York, New York, 10006, or by email at corporatefinance@josephstonecapital.com, or by calling 888-302-5548. In addition, copies of the final prospectus relating to the Offering, when available, may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About mF International Limited

mF International Limited is a British Virgin Islands holding company with three operating subsidiaries in Hong Kong. The Company’s principal Hong Kong subsidiary, m-FINANCE Limited (“mF” or m-FINANCE), is a Hong Kong-based experienced financial trading solution provider principally engaged in the development and provision of financial trading solutions via internet or platform as software as a service, or SaaS. m-FINANCE has approximately 20 years of experience providing real-time mission critical forex, bullion/commodities trading platform solutions, financial value-added services, mobile applications and financial information for brokers and institutional clients in the region. With clients located over mainland China, Hong Kong and Southeast Asia, m-FINANCE provides customers with the mF4 Trading Platform, Bridge and Plugins, CRM System, ECN System, Liquidity Solutions, Cross-platform “Broker+” Solution, Social Trading Apps and other value-added services. The Company’s goal is to increase the market share and grow the business by expanding the customer base and service capacity. For more information, please visit the Company’s website: https://ir.m-finance.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

mF International Limited

Investor Relations Department

Email: ir@m-finance.net

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com